May 5, 2008

Patricia Nachtigal, Esq.
Senior Vice President and General Counsel
c/o Ingersoll-Rand Company
155 Chestnut Ridge Road
Montvale, New Jersey 07645

>   **Re: Ingersoll-Rand Company Limited**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed April 10, 2008**
>   **File No. 333-149537**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **File No. 1-16831**
>
>   **Trane, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 20, 2008**
>   **Form 8-K dated January 29, 2008**
>   **File No. 1-11415**

Dear Ms. Nachtigal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Development, page 23

1.   We note that you have expanded your Recent Developments section to disclose
        limited information about Ingersoll Rand's first quarter 2008 financial
        information. We also note that you have provided expanded financial information
        for Ingersoll Rand in an earnings release under cover of Form 8-K for March 30,
        2008. We assume you do not plan to update your Form S-4 prior to effectiveness.
        If our assumption is correct, please expand your Recent Developments section to
        include all the GAAP information that has been reported in the above referenced
        Form 8-K or incorporate the Form 8-K by reference into the document. Revise or
        advise.

                                    * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Kevin Kuhar at (202) 551-3662 or me at (202) 551-3554 if you
have questions regarding comments on the financial statements and related matters.
Please contact Joseph McCann at (202) 551-6262 or Perry Hindin at (202) 551-3444 with
any other questions.

                                                Sincerely,

                                                Angela Crane
                                                Branch Chief

cc (via fax):   Mario Ponce, Esq.—Simpson Thatcher & Bartlett LLP